EXHIBIT 99.36

Drill-Ready Uranium Targets Added at Macusani with surface grab samples averaging 18,270 ppm U (2.15% U3O8)

Exploration and Resource Expansion Drilling Planned

VANCOUVER, British Columbia, September 28, 2021 -- American Lithium Corp. (“American Lithium” or the “Company”) (TSX-V:LI | OTCQB:LIACF | Frankfurt:5LA1) is pleased to announce positive prospecting, mapping and sampling results from the Company’s Macusani Uranium Project (“Macusani”), located in the Puno region in southeastern Peru, and to provide an update on upcoming drilling plans for the project.

Highlights:

  2021 radiometric prospecting and sampling work has identified possible extensions to five existing uranium deposits and three new anomalies for drill testing (see Figure 1 – Macusani Project Location Map with new target areas highlighted, below);
  Results include over 90 grab sample with grades ranging from a low of of 6.3 ppm U to a high of 377,400 ppm U (44.5% U3O8) with all samples averaging 18,270 ppm U (2.15% U3O8) 1;
  Drilling is planned at Macusani to expand existing uranium resources and to test for new deposits.
  Permitting process, including environmental permits and community access agreements have been filed, with drilling anticipated to commence once exploration permit issued: and

Dr. Laurence Stefan, COO of American Lithium, states, “The results of the radiometric prospecting and sampling program continue to confirm the exciting potential for further resource expansion at Macusani, which is currently one of the largest undeveloped uranium projects globally. Our uranium mineral concessions cover the majority of the entire Macusani Uranium District, which contains all known uranium resources in Peru. We look forward to drill testing multiple targets starting next month.”

About Macusani Uranium Project:
Macusani is a low-capex, large-scale pre-development stage uranium project containing significant measured, indicated and inferred uranium resources, and has an NPV(8%) of $603.1 million, IRR of 40.6% and a 1.8-year payback (all after-tax @ $50/lb U3O8 selling price).2, 3 The Macusani project has a large resource base with Indicated resources of 95.19 M tonnes grading 248 ppm U3O8, containing 51.9 M lbs U3O8 and Inferred Resources of 130.02 M tonnes grading 251 ppm U3O8, containing 72.1 M lbs U3O8. Macusani is located approximately 25 kilometres away from the Company’s Falchani Lithium deposit.

Notes
1 Grab samples are selective, and the selected nature of such sampling does not necessarily reflect potential uranium contents expected from future drill testing, but they do indicate the presence of uranium mineralization and mineralizing systems in the surface rocks collected.

2 "Macusani Project, Macusani, Peru, NI 43-101 Report – Preliminary Economic Assessment” prepared by Mr. Michael Short and Mr. Thomas Apelt, of GBM Minerals Engineering Consultants Limited; Mr. David Young, of The Mineral Corporation; and Mr. Mark Mounde, of Wardell Armstrong International Limited dated January 12, 2016.

3 Readers are cautioned that the PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty the results of the PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Additional work is required to upgrade the mineral resources to mineral reserves. In addition, the mineral resource estimates could be materially affected by environmental, geotechnical, permitting, legal, title, taxation, socio-political, marketing or other relevant factors, including the title to the 32 affected concessions that impact approximately 30% of the uranium mineral resources at Macusani. See below “Cautionary Note Regarding Macusani Concessions.”

A map accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/1501f936-a07c-464c-a30a-3605908446b9

Details:
Recently completed radiometric prospecting, mapping and sampling work successfully generated additional drill target areas on Macusani. This work has been integrated with previous exploration results completed earlier in 2021 to form the basis of the upcoming diamond drill program, expected to commence in October, subject to permitting being finalized.

The exploration work completed this season consisted of ~12,000 radiometric scintillometer station readings coupled with the collection of over 90 outcrop sample stations with associated geological observations. Radiometric prospecting was completed using SAIC Exploranium GS-135 Plus hand-held spectrometers with sample station results recorded as counts per second (CPS) and map coordinates recorded using handheld GPS. Additional site, soil and rock observations are also recorded at prospected sites. Radiometric stations were completed initially on an approximately (~) 100 m by 100 m grid, which was tightened to ~50 m by 50 m and further, to ~25 m by 25 m when anomalous radioactivity was encountered to delineated fracture and disseminated uranium mineralization zones and trends.

CPS measurements from hand-held spectrometers and scintillometers measure radioactivity of certain decay products of uranium, thorium and potassium, and are not necessarily a direct indication of uranium contents. However, experience and previous equilibrium and geochemical reconciliation work completed over the past 16-year history of the Macusani conclude that CPS measurements from radiometric prospecting can provide an indication of uranium mineralization with no thorium and minimal potassium interference. Background radioactivity of the host rhyolite volcanic flows is usually <200 CPS. Over 90 grab samples were collected from surface outcrop or sub-crop buried under thin soil cover from prospected areas on the Macusani. Most sample sites had indications of radiometric or visible uranium mineralization, with attempts to collect a representative sample of the observed outcrop/sub-crop, however, the selected nature of such sampling does not necessarily reflect potential uranium contents expected from future drill testing, but they do indicate the presence of uranium mineralization and mineralizing systems in the surface rocks collected.

The samples range in uranium contents from a low of 6.3 ppm U to a high of 377,400 ppm U (44.5% U3O8). The average of all samples collected and analyzed is 18,270 ppm U (2.15% U3O8).

Uranium mineralization identified along fractures and disseminated within the host rhyolite matrix were collected using geological hammers with samples up to several kilograms placed in sealed bags for shipping to analytical labs in Lima. Sample site map coordinates are recorded using hand-help GPS, radiometric measurements recorded using handheld spectrometers as described previously, above, sites and samples are described and photographed by Company geologists.

The results of radiometric prospecting, mapping and sampling reveal several positive trends in the mineralized areas highlighted by the red stars in Figure 1.

Quality Assurance, Quality Control (“QA/QC”) and Data Verification
Radiometric prospecting is completed in a grid-pattern using SAIC Exploranium GS-135 Plus hand-held spectrometers (maximum reading ~65,600) with periodic sample station results recorded as CPS. The reader is cautioned that CPS measurements from hand-held spectrometers and scintillometers measure radioactivity of certain decay products of uranium, thorium and potassium, and are not necessarily a direct indication of uranium contents.

Outcrop grab samples are collected from exposed outcrop, with samples placed in sealed bags and shipped to Certimin’s sample analytical laboratory in Lima for sample preparation, processing and ICP-MS/OES multi-element analysis. Where Uranium contents exceed 10,000 ppm U (max detection limits for ICP technique), the original sample solutions are diluted and re-analyzed using the same ICP-MS methods. Certimin is an ISO 9000 certified assay laboratory. The selected grab samples are not necessarily representative of the grades of mineralization hosted on the property. The Company’s Qualified Person, Mr. Ted O’Connor, has verified the data disclosed, including radiometric prospecting and outcrop sampling procedures and analytical data. The QA/QC program is designed to include a comprehensive analytical quality assurance and control routine comprising the systematic use of Company inserted standards, blanks and field duplicate samples, and internal laboratory standards.

Qualified Person
Mr. Ted O’Connor, P.Geo., a Director of American Lithium, and a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical information contained in this news release.

About American Lithium
American Lithium, a member of the TSX Venture 50, is actively engaged in the acquisition, exploration and development of lithium projects within mining-friendly jurisdictions throughout the Americas. The Company is currently focused on enabling the shift to the new energy paradigm through the continued exploration and development of its strategically located TLC lithium claystone project in the richly mineralized Esmeralda lithium district in Nevada as well as continuing to advance its Falchani lithium and Macusani uranium development projects in southeastern Peru. Both Falchani and Macusani have been through preliminary economic assessments, exhibit strong additional exploration potential and are situated near significant infrastructure.

The TSX Venture 50 is a ranking of the top performers in each of 5 industry sectors in the TSX Venture Exchange over the last year.

For more information, please contact the Company at info@americanlithiumcorp.com or visit our website at www.americanlithiumcorp.com for project update videos and related background information.

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On behalf of the Board of Directors of American Lithium Corp.

“Simon Clarke”

CEO & Director

Tel: 604 428 6128

For further information, please contact:

American Lithium Corp.
Email: info@americanlithiumcorp.com
Website: www.americanlithiumcorp.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Cautionary Statement Regarding Forward Looking Information
This news release contains certain forward-looking information and forward-looking statements (collectively “forward-looking statements”) within the meaning of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the plans, objectives and advancement of the TLC, Falchani and Macusani (the “Projects”), exploration drilling plans, in-fill and expansion drilling plans, results of exploration and development plans, expansion of resources and testing of new deposits, environmental and social community permitting, completion of an updated PEA, including the timing thereof, and any other statements regarding the business plans, expectations and objectives of American Lithium. Forward-looking statements are frequently identified by such words as "may", "will", "plan", "expect", "anticipate", "estimate", "intend", “indicate”, “scheduled”, “target”, “goal”, “potential”, “subject”, “efforts”, “option” and similar words, or the negative connotations thereof, referring to future events and results. Forward-looking statements are based on the current opinions and expectations of management are not, and cannot be, a guarantee of future results or events. Although American Lithium believes that the current opinions and expectations reflected in such forward-looking statements are reasonable based on information available at the time, undue reliance should not be placed on forward-looking statements since American Lithium can provide no assurance that such opinions and expectations will prove to be correct. All forward-looking statements are inherently uncertain and subject to a variety of assumptions, risks and uncertainties, including risks, uncertainties and assumptions related to: American Lithium’s ability to achieve its stated goals, including the anticipated benefits of the acquisition of Plateau Energy Metals Inc. (“Plateau”); the estimated costs associated with the advancement of the Projects; risks and uncertainties relating to the COVID-19 pandemic and the extent and manner to which measures taken by governments and their agencies, American Lithium or others to attempt to reduce the spread of COVID-19 could affect American Lithium, which could have a material adverse impact on many aspects of American Lithium’s businesses including but not limited to: the ability to access mineral properties for indeterminate amounts of time, the health of the employees or consultants resulting in delays or diminished capacity, social or political instability in Peru which in turn could impact American Lithium’s ability to maintain the continuity of its business operating requirements, may result in the reduced availability or failures of various local administration and critical infrastructure, reduced demand for American Lithium’s potential products, availability of materials, global travel restrictions, and the availability of insurance and the associated costs; risks related to the certainty of title to the properties of American Lithium, including the status of the “Precautionary Measures” filed by American Lithium’s subsidiary Macusani Yellowcake S.A.C. (“Macusani”), the outcome of the administrative process, the judicial process, and any and all future remedies pursued by American Lithium and its subsidiary Macusani to resolve the title for 32 of its concessions; risks regarding the ongoing Ontario Securities Commission regulatory proceedings; the ongoing ability to work cooperatively with stakeholders, including but not limited to local communities and all levels of government; the potential for delays in exploration or development activities due to the COVID-19 pandemic; the interpretation of drill results, the geology, grade and continuity of mineral deposits; the possibility that any future exploration, development or mining results will not be consistent with our expectations; risks that permits will not be obtained as planned or delays in obtaining permits; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages, strikes and loss of personnel) or other unanticipated difficulties with or interruptions in exploration and development; risks related to commodity price and foreign exchange rate fluctuations; risks related to foreign operations; the cyclical nature of the industry in which American Lithium operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment and the effects upon the global market generally, and due to the COVID-19 pandemic measures taken to reduce the spread of COVID-19, any of which could continue to negatively affect global financial markets, including the trading price of American Lithium’s shares and could negatively affect American Lithium’s ability to raise capital and may also result in additional and unknown risks or liabilities to American Lithium. Other risks and uncertainties related to prospects, properties and business strategy of American Lithium are identified in the “Risk Factors” section of American Lithium’s Management’s Discussion and Analysis filed on June 25, 2021, and in recent securities filings available at www.sedar.com. Actual events or results may differ materially from those projected in the forward-looking statements. American Lithium undertakes no obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

Cautionary Note Regarding Macusani Concessions
Thirty-two of the 151 concessions held by American Lithium’s subsidiary Macusani, are currently subject to Administrative and Judicial processes (together, the “Processes”) in Peru to overturn resolutions issued by INGEMMET and the Mining Council of MINEM in February 2019 and July 2019, respectively, which declared Macusani’s title to the 32 of the concessions invalid due to late receipt of the annual validity payment. Macusani successfully applied for injunctive relief on 32 concessions in a Court in Lima, Peru, and the grant of the Precautionary Measures (Medida Cautelar) has restored the title, rights and validity of those 32 concessions to Macusani until a final decision is obtained in at the last stage of the judicial process. If American Lithium’s subsidiary Macusani does not obtain a successful resolution of Processes, Macusani’s title to the concessions could be revoked.